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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of September, 2009

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                    Event and Summary                   Exhibit No.
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September, 2009     Notice of Material Event, dated                  99.1
                    September 28, 2009, regarding the
                    announcement of the results of the
                    tender offer of the Registrant's
                    principal subsidiary (Banco de Galicia
                    y Buenos Aires S.A.), in respect of its
                    outstanding U.S. Dollar-Denominated
                    Notes due in 2014.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A. (Registrant)


Date: September 29, 2009              By: /s/ Antonio Garces
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                                      Name:  Antonio Garces
                                      Title: Chief Executive Officer